SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2(a)

(Amendment No. 8)

USG Corporation

(Name of Issuer)

Common Stock, Par Value $0.10 Per Share

(Title of Class of Securities)

90329405

(CUSIP Number)

Jorg Schanow, LL.M.

General Counsel

Gebr. Knauf KG

Am Bahnhof 7

97346 Iphofen

Federal Republic of Germany

(49) 9329-31-1091

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 23, 2018

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended  (“Securities Exchange Act”) or otherwise subject to the liabilities of that section of the Securities Exchange Act but shall be subject to all other provisions of the Securities Exchange Act.

(Continued on following pages)

CUSIP No. 90329405		13D

1	Names of Reporting Persons I.R.S. Identification Nos. of Above persons [Entities Only] Gebr. Knauf KG

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds WC

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Federal Republic of Germany

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 14,757,258

	8	Shared Voting Power -0-

	9	Sole Dispositive Power 14,757,258

	10	Shared Dispositive Power -0-

11	Aggregate Amount Beneficially Owned by Each Reporting Person 14,757,258

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 10.46%*

14	Type of Reporting Person PN

*  Based on 141,056,498 share of the Issuer’s common stock outstanding as of January 31, 2018 as reported in the Issuer’s Annual Report on Form 10-K for its fiscal year ended December 31, 2017.

CUSIP No. 90329405		13D

1	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons [Entities Only] C & G Verwaltungs GmbH

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds AF

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Federal Republic of Germany

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 14,757,258

	8	Shared Voting Power -0-

	9	Sole Dispositive Power 14,757,258

	10	Shared Dispositive Power -0-

11	Aggregate Amount Beneficially Owned by Each Reporting Person 14,757,258

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 10.46%*

14	Type of Reporting Person CO

*  Based on 141,056,498 share of the Issuer’s common stock outstanding as of January 31, 2018 as reported in the Issuer’s Annual Report on Form 10-K for its fiscal year ended December 31, 2017.

Item 1.                                    Security and Issuer.

The class of securities to which this Statement relates is the Common Stock, par value $0.10 per share (the “Common Stock”), of USG Corporation, a Delaware corporation (the “Issuer”). The principal business address of the Issuer is 550 West Adams Street, Chicago, Illinois 60661-3676.

Item 2.                                    Identity and Background.

The persons filing this Statement (collectively, the “Reporting Persons”) are Gebr. Knauf KG, a limited partnership organized under the laws of the Federal Republic of Germany (“Gebr. Knauf”), and C&G Verwaltungs GmbH, a limited liability company organized under the laws of the Federal Republic of Germany (“C & G Verwaltungs”). Gebr. Knauf is owned and controlled by members of the Knauf family. C&G Verwaltungs is an indirect subsidiary of Gebr. Knauf. The principal business address of each of the Reporting Persons and each of the members of the Knauf family is Am Bahnhof 7, 97346 Iphofen, Federal Republic of Germany. The principal business of each of the Reporting Persons is acting as a holding company.

The names of the general partners of Gebr. Knauf are Alexander Knauf and Manfred Grundke.  The names of the general managers of C&G Verwaltungs are Alexander Knauf and Martin Stürmer.  The principal occupation or employment of each of the foregoing individuals is as a managing partner or managing director of various corporations and other entities owned and controlled by the members of the Knauf family. The principal business address of each of the foregoing individuals is Am Bahnhof 7, 97346 Iphofen, Federal Republic of Germany. Each of the foregoing individuals is a German citizen.

During the last five years, neither of the Reporting Persons nor any of their respective general partners or general managers identified in this Statement has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors). During the last five years, neither of the Reporting Persons nor any of their respective general partners or general managers identified in this Statement was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.                                    Source and Amount of Funds or Other Consideration.

The Reporting Person used funds included in its working capital to acquire the Common Stock to which this Statement relates.

Item 4.                                    Purpose of Transaction.

The Reporting Persons and their affiliates have been stockholders of the Issuer since October 2000.

From time to time over the years, representatives of Gebr. Knauf have met with the senior management of the Issuer to discuss Gebr. Knauf’s potential interest in an additional investment or acquisition transaction involving the Issuer.

On November 28, 2017, Gebr. Knauf delivered an indicative and non-binding proposal to the Chairman of the Board of Directors and the President and Chief Executive Officer of the Issuer providing for the acquisition of 100% of the outstanding shares of the Issuer at a price of $40.10 per share.  A copy of Gebr. Knauf’s letter is attached as Exhibit 99.1 and is incorporated herein by reference.  The Issuer on December 20, 2017 provided a written response indicating that its Board of Directors, in consultation with its financial and legal advisors, had considered Gebr. Knauf’s proposal and had determined that it was not in the interest of the Issuer’s stockholders to enter into discussions with Gebr. Knauf regarding its proposal.

Following the release of the Issuer’s 2017 annual report and its March 8, 2018 investors day presentation, Gebr. Knauf on March 15, 2018 delivered a revised indicative and non-binding proposal to the Issuer providing for the acquisition of 100% of the outstanding shares of the Issuer at a price of $42 per share. A copy of Gebr. Knauf’s revised proposal letter is attached as Exhibit 99.2 and is incorporated herein by reference.  Gebr. Knauf is presently awaiting the Issuer’s response to its revised proposal.

At the request of Berkshire Hathaway, Inc. (“Berkshire”), on March 23, 2018, senior representatives of Gebr. Knauf and representatives of its financial advisor held a telephonic discussion the Chief Executive Officer and another senior executive of Berkshire. Berkshire, together with its affiliates, is the largest stockholder of the Issuer. During the call, Berkshire proposed to grant Gebr. Knauf an option to purchase all of the shares of the Issuer held by Berkshire and its affiliates.  The option would be exercisable only in connection with the consummation of the purchase by Knauf of all of the outstanding shares of the Issuer at a price of not less than $42 per share. The option exercise price payable to Berkshire would be the same price paid to the other stockholders of the Issuer by Gebr. Knauf, less an option purchase price of $2 per share to be paid by Gebr. Knauf to Berkshire upon the grant of the option. Berkshire stated that its proposal was subject to legal review. Gebr. Knauf is currently evaluating Berkshire’s option proposal.

There are no agreements, written or otherwise, between Gebr. Knauf and Berkshire or their respective affiliates with respect to the proposals made by Gebr. Knauf to the Issuer or relating to the option arrangement proposed by Berkshire. The Reporting Persons are not able to anticipate whether the Issuer will respond favorably to its revised proposal. There can be no assurance that the transactions contemplated by Gebr. Knauf’s revised proposal will be consummated or that the terms of any transaction involving the Issuer that may be consummated will not differ materially from the terms contemplated by the revised proposal.

The Reporting Persons will continue to evaluate their investment in the Issuer on the basis of various factors, including the Issuer’s business, financial condition, results of operations and prospects, general economic and industry conditions, and the securities markets in general and those for the Issuer’s shares. Based upon such evaluation, the Reporting Persons may take such actions in the future as they may deem appropriate in light of the circumstances existing from time to time. Depending on market and other factors, the Reporting Persons may seek to acquire additional shares of Common Stock in the open market or in private transactions, or determine to dispose of all or a portion of the Common Stock beneficially owned by the Reporting Persons, including through hedging transactions with third parties.  Except as set forth in this Item 4, the Reporting Persons do not have any plans or proposals with respect to any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D.

Item 5.                                    Interest in Securities of the Issuer.

(a)-(b)   The Reporting Persons beneficially own 14,757,258 shares of Common Stock, representing 10.46% of the outstanding shares of Common Stock.  The percentage beneficial ownership of the Reporting Persons has been determined based on 141,056,498 share of Common Stock outstanding as of January 31, 2018 as reported in the Issuer’s Annual Report on Form 10-K for its fiscal year ended December 31, 2017.  The Reporting Persons have sole power to vote or direct the voting of, and sole power to dispose or direct the disposition of, the 14,757,258 shares of Common Stock they beneficially own.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

(c) — (e)  Not Applicable.

Item 7.                                    Material to Be Filed as Exhibits.

99.1                        Non-Binding Proposal Letter dated November 28, 2017.

99.2                        Revised Non-Binding Proposal Letter dated March 15, 2018.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

March 26, 2018

GEBR. KNAUF KG

/s/ Alexander Knauf
Alexander Knauf
General Partner

C & G VERWALTUNGS GMBH

/s/ Alexander Knauf
Alexander Knauf
General Manager